Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Amendment No. 1 to Form S-1 of our report dated March 31, 2010, relating to the consolidated financial statements of Telkonet, Inc, which appear in such Registration Statement.  Our report dated March 31, 2010 contains an explanatory paragraph that states that the Company has incurred significant losses from operations that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ RBSM LLP
RBSM LLP

New York, New York
April 23, 2010